EXHIBIT 99.1

MARSHALL SAVINGS BANK, FSB, TO PURCHASE
TCF NATIONAL BANK MARSHALL OFFICE

Marshall, Michigan, November 6, 2001/Business Wire/--Marshall Savings Bank, FSB, wholly owned subsidiary of MSB Financial, Inc. (NASDAQ - Small Cap: MSBF) today announced that it has entered into a definitive agreement with TCF National Bank to purchase the TCF branch office located in Marshall, Michigan.

"This acquisition affirms our commitment to Marshall," stated Charles B. Cook, President of Marshall Savings Bank, FSB. "We look forward to providing the same quality financial services to our new customers as we have for over 80 years in Marshall."

All TCF bank employees at the branch will be offered employment at Marshall Savings Bank, FSB. The purchase includes approximately $20 million in deposits, real estate, and personal property. All deposits will continue to be insured by the FDIC, up to applicable limits.

The transaction, which is subject to approval by banking regulators, is expected to close in the first quarter of 2002.

Marshall Savings Bank, FSB, has two other offices in Marshall, Michigan and specializes in residential mortgage lending and retail banking services. On September 30, 2001, the Corporation's assets totaled $92 million.

For More Information Contact:

Charles B. Cook, President & CEO or
Eric C. Cook, Chief Operations Officer
MSB Financial, Inc.
107 N. Park St.
Marshall, MI 49068
(616) 781-5103